UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 27, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Majesco Entertainment Company

File No. 000-51128 - CF#27370

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Majesco Entertainment Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on September 14, 2011 and in an amended 10-Q filed on January 17, 2012.

Based on representations by Majesco Entertainment Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through September 1, 2014
Exhibit 10.2	through September 1, 2012
Exhibit 10.3	through February 24, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel